                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             (Amendment No. __) /*/

                            Suburban Bancorp, Inc.
                               (Name of Issuer)

                    Class A Common Stock, $1.00 par value
                    Class B Common Stock, $1.00 par value
                        (Title of Class of Securities)

                             Class A:  864346200
                             Class B:  864346900
                                (CUSIP Number)

                                Dereck M. Jones
             Senior Vice-President, Secretary and General Counsel
                               Bank of Montreal
                            1 First Canadian Place
                           Toronto, Ontario M5X 1A1
                                    Canada
                                (416) 867-7720

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
  Communications)
                                 April 15, 1994
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ].

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF ANY SECURITIES COVERED BY THE STATEMENT.

                              Page 1 of 15 pages

CUSIP NO.        CLASS A: 864346200
                 CLASS B: 864346900


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Bank of Montreal

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)      [   ]

      (b)      [ X ]

3     SEC USE ONLY

4     SOURCE OF FUNDS
          NOT APPLICABLE

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [   ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            CANADA

      NUMBER             7    SOLE VOTING POWER
        OF                            -0-
      SHARES             8    SHARED VOTING POWER
   BENEFICIALLY                    CLASS A:   277,565 SHARES
     OWNED BY                      CLASS B: 1,140,359 SHARES

     REPORTING           9    SOLE DISPOSITIVE POWER
      PERSON                           -0-
       WITH
                         10   SHARED DISPOSITIVE POWER
                                       -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           CLASS A:   277,565 SHARES
           CLASS B: 1,140,359 SHARES


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES  [  ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.1% OF CLASS A
           90.8% OF CLASS B
           79.6% OF TOTAL VOTING POWER

14    TYPE OF REPORTING PERSON
            BK









                              Page 2 of 15 pages

ITEM 1.          SECURITY AND ISSUER

         This Statement relates to shares of Class A Common Stock, par value $1.00, and Class B Common Stock, par value $1.00 (collectively, "Issuer Common Stock"), of Suburban Bancorp, Inc. (the "Issuer"). In accordance with the Issuer's Certificate of Incorporation, the holders of Class A Common Stock are entitled to one vote per share on all matters to be voted on by the Issuer's stockholders and the holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer's stockholders. As of April 15, 1994, there were 2,113,514 shares of Class A Common Stock and 1,256,486 shares of Class B Common Stock issued and outstanding.

         The address of the Issuer's principal executive offices is 50 North Brockway, Palatine, Illinois 60067.

ITEM 2.          IDENTITY AND BACKGROUND

         (a), (b), (c) and (f). This Statement is being filed by Bank of Montreal, a bank incorporated under the laws of Canada ("BMO"). BMO is engaged in the business of banking in Canada and elsewhere. BMO's head office is located at 129 Rue Saint-Jacques, Montreal, Quebec, H2Y 1L6, Canada. The address of BMO's executive offices is 1 First Canadian Place, Toronto, Ontario M5X 1A1, Canada.

         The names, business addresses, principal occupations and citizenship of the directors and executive officers of BMO are set forth in Annex A hereto.

         (d) and (e). During the last five years, BMO and, to the best knowledge of BMO, the directors and executive officers of BMO, have not (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Agreement (defined below) was entered into by the Stockholders (defined below) in consideration of the substantial expenses incurred and to be incurred by BMO in connection with the Merger Agreement (defined below). Such funds have been provided from BMO's working capital. However, no cash consideration was paid by BMO for obtaining the Agreement from the Stockholders.

                              Page 3 of 15 pages

ITEM 4.          PURPOSE OF TRANSACTION

        BMO has entered into a voting agreement (the "Agreement") with certain stockholders of the Issuer (the "Stockholders"), a copy of which is attached as an exhibit to the Form 8-K filed by the Issuer on April 18, 1994 (the "Form 8-K") and incorporated herein by reference. Execution and delivery of the Agreement by the Stockholders is a condition precedent to the consummation of the merger as contemplated by the Merger Agreement dated as of April 15, 1994 by and among the Issuer, BMO and Harris Bankmont, Inc., a wholly-owned subsidiary of BMO ("HBI") (the "Merger Agreement"), a copy of which is attached as an exhibit to the Form 8-K and incorporated herein by reference. Although the Stockholders retain beneficial ownership of the shares subject to the Agreement, the Stockholders have agreed to vote their shares in order to facilitate the approval of the Merger Agreement. Pursuant to the Merger Agreement, the Issuer will be merged with and into HBI (the "Merger").

         The Agreement calls for each Stockholder to vote or cause to be voted or express a written consent with respect to all of such Stockholder's shares
(a) in favor of the adoption and approval of the Merger Agreement and the Merger and (b) against any other Acquisition Proposal (as such term is defined in the Merger Agreement) (see ITEM 6).

         As a result of the Merger, each outstanding share of Issuer Common Stock will be converted into common stock of BMO ("BMO Common Stock"). The Merger is expected to be tax free to the Issuer's stockholders. Some of the basic terms of the Merger are summarized below.

         The number of shares or fractions thereof of BMO Common Stock to be issued in the Merger is subject to adjustment, pursuant to an exchange ratio contained in the Merger Agreement. Each share of Issuer Common Stock issued and outstanding immediately prior to the time when the Merger shall become effective, other than those shares held by Dissenting Stockholders (as such term is defined in the Merger Agreement), shall be converted into the right to receive either (i) if the BMO Stock Price (as such term is defined in the Merger Agreement) is greater than or equal to U.S. $18.1059 and less than or equal to U.S. $20.9646, 3.9352 Common Shares, no par value of BMO Common Stock;
(ii) if the BMO Stock Price is greater than U.S. $20.9646, the number of shares of BMO Common Stock equal to U.S. $82.50 divided by the BMO Stock Price; or
(iii) if the BMO Stock Price is less than U.S. $18.1059, the number of shares of BMO Common Stock equal to U.S. $71.25 divided by the BMO Stock Price.

         The final exchange ratio will be based on the average of the closing prices of BMO Common Stock on the twenty (20) days immediately prior to the fourth day prior to the closing date that BMO Common Stock is traded on The Toronto Stock Exchange and for which closing prices are reported converted into United States dollars using the exchange rate reported in The Wall Street Journal, Midwest Edition, on the fourth day prior to the closing date. Fractional shares will not be issued but the value of such shares will be paid to the holders thereof in cash.

                              Page 4 of 15 pages

         The Merger Agreement provides for the termination of the Merger Agreement by BMO by written notice of such termination to the Issuer if (a) an Acquisition Proposal (as such term is defined in the Merger Agreement), other than as contemplated by the Merger Agreement, shall have been proposed by any third party (and such proposal is not opposed in writing by the Issuer within ten (10) days after the Issuer or any of the Issuer's subsidiaries shall have first received or become aware of such proposal or the Issuer or its Board of Directors at any time shall cease to oppose such proposal or shall take, or permit any of its subsidiaries to take, any action which is not consistent with opposition to such proposal) or shall have been announced, commenced, agreed to or consummated, (b) if there shall have occurred or been proposed, after the date of the Merger Agreement, any change in law, rule or regulation, or after the date of the Merger Agreement there shall have been any decision or action by any court, government or governmental agency (including, without limitation, any bank regulatory authority) that could reasonably be expected to prevent or materially delay consummation of the Merger or that would have a material adverse effect with respect to the Issuer, or (c) if the BMO Stock Price is less than U.S. $14.2939. In addition, under certain circumstances, BMO or the Issuer may terminate the Merger Agreement upon certain other events, as specified in the Merger Agreement.

         As a result of the conversion of the Issuer Common Stock pursuant to the Merger, all shares of Issuer Common Stock will no longer be quoted on NASDAQ, will not be listed on any national securities exchange and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         Other plans or proposals contemplated by the Merger Agreement which relate to or would result in any of the events set forth in Item 4(a) through
(j) of Schedule 13D, and which are not discussed above, are described in the Merger Agreement.

         The foregoing summary of the terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as an exhibit to the Form 8-K and incorporated herein by reference.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b)   BMO has entered into the Agreement with the
Stockholders, who hold shares constituting, in the aggregate, 13.1% of the outstanding Class A Common Stock and 90.8% of the outstanding Class B Common Stock of the Issuer (see page 2 hereof for the number of shares). This represents 79.6% of the total voting power of the Issuer Common Stock. The Stockholders have agreed, among other things, to vote their shares in favor of the Merger Agreement and against certain other transactions. BMO has not acquired such shares and it will not have sole voting and investment power with respect thereto. As a result of the Agreement, BMO may be deemed to have shared voting power with respect to the shares of Class A and Class B Common Stock owned by the Stockholders. The Stockholders are expected to file a
Schedule 13D with the SEC.  BMO disclaims beneficial ownership of such shares.

         Neither BMO nor any of its subsidiaries beneficially owns any shares of Issuer Common Stock. To the best knowledge of BMO, none of BMO's executive officers or directors beneficially owns any shares of the Issuer Common Stock.



                              Page 5 of 15 pages

         (c) There have been no transactions in shares of Issuer Common Stock by BMO, or to the best knowledge of BMO, by any of BMO's executive officers or directors, during the past 60 days.

          (d)    Not applicable.

          (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Agreement

     Set forth below is a description of selected provisions of the Agreement.

         The Agreement provides that the Stockholders, in consideration of the substantial expenses incurred and to be incurred by BMO in connection with the Merger Agreement, shall vote or cause to be voted or express a written consent with respect to all of such Stockholder's shares:

          (a) in favor of adoption and approval of the Merger Agreement and the Merger at every meeting of the stockholders of the Issuer at which such matters are considered and at every adjournment thereof and in connection with every proposal to take action by written consent with respect thereto, and

          (b) against any other Acquisition Proposal (as such term is defined in the Merger Agreement) at every meeting of the stockholders of the Issuer at which such matters are considered and at every adjournment thereof and in connection with every proposal to take action by written consent with respect thereto.

         In the event that (i) the Merger Agreement is amended after the date thereof to increase the Per Share Stock Consideration (as such term is defined in the Merger Agreement) or (ii) the Merger Agreement is terminated by the Issuer pursuant to Section 9.2(a)(iv)(C) thereof and within eighteen months thereafter the Issuer enters into a business combination or other transaction with a third party pursuant to which the Stockholders receive consideration having a value of more than U.S. $75 per share, then BMO shall have the right to require each such Stockholder to pay BMO, in cash (unless otherwise agreed by BMO), within two business days following the consummation of the Merger or such business combination or other transaction, an amount equal to the product of (A) in the case of an event described in clause (i) above, the number of shares owned by such Stockholder immediately prior to consummation of the Merger or, in the case of an event described in clause (ii) above, the number of shares owned by such Stockholder on the date the Merger Agreement is terminated and (B) the amount (if any) by which the value per share actually received by the Stockholder in connection with the Merger or such business transaction or other transaction, as the case may be, exceeds U.S. $75.


                              Page 6 of 15 pages

         Each of the Stockholders further agrees to the following:

           1. Each of the Stockholders agrees that such Stockholder will not, nor will such Stockholder permit any entity under such Stockholder's control to, deposit any of such Stockholder's shares in a voting trust or subject any of their shares to any agreement, arrangement or understanding with respect to the voting of such shares inconsistent with the Agreement.

           2. During the term of the Agreement, each Stockholder agrees not to sell, assign, transfer or dispose of such Stockholder's shares except for up to an aggregate of 75,000 shares by all Stockholders; provided, however, the foregoing shall not preclude the pledge of any Stockholder's shares so long as such Stockholder retains all voting rights with respect thereto.

         The Agreement shall terminate upon the earlier of (i) the Effective Time (as such term is defined in the Merger Agreement) of the Merger and (ii) the date on which the Merger Agreement is terminated in accordance with its terms. Upon such termination, no party shall have any further obligations or liabilities under the Agreement; provided that such termination shall not relieve any party from liability for any breach of the Agreement prior to such termination.

         The foregoing summary of the terms of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as an exhibit to the Form 8-K and incorporated herein by reference.

Merger Agreement

         Issuer and BMO are also parties to the Merger Agreement.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

          (a) Voting Agreement, dated as of April 15, 1994, by and among BMO and the Stockholders (incorporated by reference to Exhibit 2(b) to the Issuer's Current Report on Form 8-K filed on April 18, 1994, File No. 0-11138).

          (b) Merger Agreement, dated as of April 15, 1994, by and among the Issuer, BMO and HBI (incorporated by reference to Exhibit 2(a) to the Issuer's Current Report on Form 8-K filed on April 18, 1994, File No. 0-11138).


                              Page 7 of 15 pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 25, 1994                     BANK OF MONTREAL

                                   By:   /s/  Dereck M. Jones
                                       -----------------------------
                                        Name:  Dereck M. Jones
                                        Title:  Senior Vice-President, Secretary
                                                and General Counsel


                              Page 8 of 15 pages

                                    ANNEX A

         The following sets forth the name, business address, citizenship and present principal occupation or employment, together with the name, principal business and address (if different from the business address) of any corporation in which such employment is conducted, of each of the directors and executive officers of Bank of Montreal ("BMO"). Unless otherwise noted, the citizenship is Canadian. Directors of BMO are marked with an asterisk (*).


Name                           Present Principal Occupation         Business Address
- ----                           ----------------------------         ----------------
                                                                    (unless otherwise noted)

Matthew W. Barrett*            Chairman and Chief Executive        1 First Canadian Place
                               Officer                             Toronto, Ontario
                                                                   M5X 1A1
                               BMO                                 Canada

F. Anthony Comper*             President and Chief Operating       1 First Canadian Place
                               Officer                             Toronto, Ontario
                                                                   M5X 1A1
                               BMO                                 Canada

Ralph M. Barford*              President                           20 Eglinton Ave. W.
                                                                   Toronto, Ontario
                               Valleydene Corporation Limited      Canada

David R. Beattly, O.B.E.*      President                           22 St. Clair Ave. E.
                                                                   Toronto, Ontario
                               Weston Foods Ltd.                   M4T 2S3
                                                                   Canada

Peter J.G. Bentley, O.C.,      Chairman and Chief Executive        3000-1055 Dunsmuir St
LL.D.*                         Officer                             P.O. Box 49420
                                                                   Bentall Postall Station
                               Canfor Corporation                  Vancouver, B.C.
                                                                   V7X 1B5
                                                                   Canada

Pierre Cote, C.M.*            Chairman of the Board                800 Rene Levesque Blvd. West
                                                                   23rd Floor
                              Celanese Canada Inc.                 Montreal, Quebec
                                                                   H3B 1Z1
                                                                   Canada




                                     Page 9 of 15 pages

Charles William Daniel,                      Corporate Director/Consultant           3800 Yonge St.-Apt. 219
O.C., LL.D.*                                                                         North York, Ontario
                                                                                     M4N 3P7
                                                                                     Canada
                                                                                     (Residence)

Graham R. Dawson*                            President                               #1066 - 999 West Hastings St.
                                                                                     Vancouver, B.C.
                                             G. R. Dawson Holdings Limited           V6C 2W2
                                                                                     Canada

Louis A. Desrochers,                         Senior Partner                          #500 at 10199-101st Street
C.M., Q.C.*                                                                          Edmonton, Alberta
                                             McCuaig Desrochers,                     T5J 3Y4
                                             Barristers and Solicitors               Canada

John F. Fraser, O.C.,                        Chairman                                One Lombard Place
LL.D.*                                                                               Suite 600
                                             Federal Industries Ltd.                 Winnipeg, Manitoba
                                                                                     R3B 0X3
                                                                                     Canada

Wilbur H. Gantz*                            President and Chief Executive            5215 Old Orchard Rd.
(U.S. citizen)                              Officer                                  Skokie, Illinois 60077
                                                                                     U.S.A.
                                            PathoGenesis Corporation

James Jay Glasser*                          Chairman, President and                 500 West Monroe
(U.S. citizen)                              Chief Executive Officer                 Chicago, Illinois 60661
                                                                                    U.S.A.
                                            GATX Corporation


John H. Hale*                               Retired Managing Director               71 Eaton Terrace
(Canadian and British                                                               London, SW1 W8TN
  citizen)                                  Pearson plc                             U.K.
                                                                                    (Residence)

Donald S. Harvie, O.C.*                     Chairman                                770-999 Eighth Street S.W.
                                                                                    Calgary, Alberta
                                            Devonian Foundation                     T2P 1J7
                                                                                    Canada



                                             Page 10 of 15 pages

Robert E. Kadlec*                    President and                      1111 West Georgia St.
                                     Chief Executive Officer            24th Floor
                                                                        Vancouver, B.C.
                                     BC Gas Inc.                        V6E 4M4
                                                                        Canada

Betty Kennedy, O.C.,                 Broadcast Journalist               68 Old Mill Road
LL.D.*                                                                  Toronto, Ontario
                                                                        M8X 1G8
                                                                        Canada

Geraldine A. Kenney-                 President and Vice-Chancellor      Gilmour Hall, Room 238
Wallace, Ph.D. D.Sc.,                                                   1280 Main Street West
LL.D.*                               McMaster University, Hamilton      Hamilton, Ontario
(Canadian and British                                                   L8S 4L8
 citizen)                                                               Canada

Stanley Kwok*                        Chairman                           321 Water Street
                                                                        2nd Floor
                                     Amara International Investment     Vancouver, B.C.
                                     Corp.                              V6B 1B8
                                                                        Canada

J. Blair Macaulay*                   Partner                            P.O. Box 100
                                                                        First Canadian Place
                                     Fraser & Beatty,                   Toronto, Ontario
                                     Barristers and Solicitors          M5X 1B2
                                                                        Canada

Ronald N. Mannix*                    Chairman and Chief Executive       Suite 3000, 707 8th Ave. S.W.
                                     Officer                            Calgary, Alberta
                                                                        T2P 1H5
                                     Loram Corporation                  Canada

Robert H. McKercher, Q.C.*           Senior Partner                     374 3rd Ave. S.
                                                                        Saskatoon, Sask.
                                     McKercher McKercher Laing          S1K 1M5
                                     & Whitmore,                        Canada
                                     Barristers and Solicitors

Eric H. Molson*                      Chairman of the Board              1555 Notre Dame Est.
                                                                        Montreal, Quebec
                                     The Molson Companies Limited       H2L 2R5
                                                                        Canada


                              Page 11 of 15 pages

Jean C. Monty*                        President and Chief Executive                   3 Robert Speck Parkway
                                      Officer                                         Mississauga, Ontario
                                                                                      L4Z 3C8
                                      Northern Telecom Limited                        Canada

William D. Mulholland,                Corporate Director                              302 Bay Street - 4th Fl.
LL.D.*                                                                                Toronto, Ontario
(U.S. citizen)                        (Former Chairman, BMO)                          M5X 1A1
                                                                                      Canada

Jerry E. A. Nickerson*                Chairman                                        P.O. Box 130
                                                                                      265 Commercial Street
                                      H. B. Nickerson & Sons Ltd.                     North Sydney,
                                                                                      Nova Scotia  B2A 3M2
                                                                                      Canada


Jeremy H. Reitman*                    President                                       250 Suave Street West
                                                                                      Montreal, Quebec
                                      Rietmans (Canada) Limited                       H3L 1Z2
                                                                                      Canada

Guylaine Saucier, C.M.,               Corporate Director                              1321, rue Sherbrooke ouest
F.C.A.*                                                                               # C-61
                                                                                      Montreal, Quebec
                                                                                      H3G 1J4
                                                                                      Canada


William W. Stinson*                   Chairman and Chief Executive                    P.O. Box 6042
                                      Officer                                         Station Centre Ville
                                                                                      Montreal, Quebec
                                      Canadian Pacific Limited                        H3C 3E4
                                                                                      Canada


Mary Alice Stuart, C.M.,              Chairman                                        150 Mutual Street
O. Ont., LL.D.*                                                                       Toronto, Ontario
                                      CJRT-FM Inc.                                    M5B 2M1
                                                                                      Canada

James C. Thackray*                    Director                                        1050 Beaver Hall Hill
                                                                                      Montreal, Quebec
                                      Bell Canada                                     Canada








                             Page 12 of 15 pages

Lorne C. Webster*            Chairman and Chief Executive        1100 University Street
                             Officer                             Suite 1200
                                                                 Montreal, Quebec
                             Prenor Group Ltd.                   H3B 3A4
                                                                 Canada

Jeffrey S. Chisholm          Vice Chairman, Corporate and        100 King Street West
(U.S. citizen)               Institutional Financial Services    Toronto, Ontario
                                                                 M5X 1A1
                             BMO                                 Canada

Keith O. Dorricott, F.C.A.   Vice Chairman, Corporate            1 First Canadian Place
                             Services                            Toronto, Ontario
                                                                 M5X 1A1
                             BMO                                 Canada

Ronald G. Rogers             Senior Executive Vice-President,    1 First Canadian Place
                             Personal and Commercial             Toronto, Ontario
                             Financial Services                  M5X 1A1
                                                                 Canada
                             BMO

Lloyd C. Atkinson            Executive Vice-President and        1 First Canadian Place
(Canadian & U.S.             Chief Economist                     Toronto, Ontario
 citizen)                                                        M5X 1A1
                             BMO                                 Canada

Brian J. Steck               Vice Chairman, Investment           1 First Canadian Place
                             Banking                             Toronto, Ontario
                                                                 M5X 1A1
                             BMO                                 Canada

Yvan J. P. Bourdeau          Executive Vice-President and        1 First Canadian Place
                             Treasurer                           Toronto, Ontario
                                                                 M5X 1A1
                             BMO                                 Canada


Lloyd F. Darlington          Executive Vice-President,           55 Bloor Street West
                             Operations                          Toronto, Ontario
                                                                 M4W 3N5
                             BMO                                 Canada



                                Page 13 of 15 pages

George W. Hopkins         Executive Vice-President,           55 Bloor Street West
                          Corporate Staff                     Toronto, Ontario
                                                              M4W 3N5
                          BMO                                 Canada

Neil R. Macmillan         Executive Vice-President, Risk      1 First Canadian Place
                          Management Policy                   Toronto, Ontario
                                                              M5X 1A1
                          BMO                                 Canada

Michael R. P. Rayfield    Executive Vice-President,           1 First Canadian Place
                          Corporate                           Toronto, Ontario
                          Banking                             M5X 1A1
                                                              Canada
                          BMO


Deanna Rosenswig          Executive Vice-President            1 First Canadian Place
                                                              Toronto, Ontario
                          BMO                                 M5X 1A1
                                                              Canada

Robert B. Wells, C.A.     Executive Vice-President and        1 First Canadian Place
                          Chief Financial Officer             Toronto, Ontario
                                                              M5X 1A1
                          BMO                                 Canada

Andrew R. White           Executive Vice-President,           55 Bloor Street West
                          Marketing and Planning,             Toronto, Ontario
                          Personal and Commercial             M4W 3N5
                          Financial Services                  Canada

                          BMO

Dereck M. Jones           Senior Vice-President, Secretary    1 First Canadian Place
                          and General Counsel                 Toronto, Ontario
                                                              M5X 1A1
                          BMO                                 Canada

Sohrab Zargham, F.C.A.    Senior Vice-President and Chief     55 Bloor Street West
                          Auditor                             Toronto, Ontario
                                                              M4W 3N5
                          BMO                                 Canada









                             Page 14 of 15 pages

Christopher B. Begy, C.A.      Chief Accountant                 55 Bloor Street West
                                                                Toronto, Ontario
                               BMO                              M4W 3N5
                                                                Canada


Vinay K. Sarin                 Vice President and Corporate     1 First Canadian Place
                               Controller                       Toronto, Ontario
                                                                M5X 1A1
                               BMO                              Canada

Thomas C. Wright               Executive Vice-President         111 West Monroe Street
                                                                Chicago, Illinois  60690
                               BMO                              U.S.A









                             Page 15 of 15 pages